SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G (Rule 13d-102)	Estimated average burden hours per response. . 11

INFORMATION To BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1 (b) (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Upbancorp, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

915298 103

(CUSIP Number)

Richard K. Ostrom, 4753 North Broadway, Chicago, Illinois 60640; 773-989-5701

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 12, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ X ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 915298103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) UPBANCORP, INC. PENSION PLAN FOR EMPLOYEES

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization an employee benefit plan maintained by a U.S. national bank for its employees

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) -0-%

12.	Type of Reporting Person (See Instructions) EP

Item 1.
	(a)	Name of Issuer Upbancorp, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 4753 North Broadway, Chicago, Illinois 60640

Item 2.
	(a)	Name of Person Filing Upbancorp, Inc. Pension Plan for Employees
	(b)	Address of Principal Business Office or, if none, Residence 4753 North Broadway, Chicago, Illinois 60640
	(c)	Citizenship an employee benefit maintained by a U.S. national bank for its employees
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 915298 103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	[X]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned: - 0 -
(b)	Percent of class:
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote - 0 -
	(ii)	Shared power to vote or to direct the vote - 0 -
	(iii)	Sole power to dispose or to direct the disposition of - 0 -
	(iv)	Shared power to dispose or to direct the disposition of - 0 -

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of five percent of the class of securities check the following [X].  On June 12, 2003, the Issuer was required in a cash merger by Bridgeview Bancorp.  The holders of the Issuer’s common stock received cash for their shares of the Issuer’s common stock.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified.  A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

N/A.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the item 3 classification of the relevant subsidiary.  If a parent holding company or control person has filed this schedule pursuant to Rule 13d01(c) or 13d-1(d), attach an exhibit stating the identification this schedule pursuant to Rule 13d of the relevant subsidiary.

N/A.

Item 8.	Identification and Classification of Members of the Group

If a group has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d1I (d), attach an exhibit stating the identity of each member of the group.

N/A.

Item 9.	Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.  See Item 5.

N/A.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 12, 2003
Date
/s/ Richard K. Ostrom
Signature
Upbancorp, Inc. Pension Plan for Employees Richard K. Ostrom, Chairman of the Board
Name/Title